Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258306

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated April 6, 2022)

Lordstown Motors Corp.

35,144,690 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus dated April 6, 2022 (as amended and supplemented from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-l (No. 333-258306). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale of up to 35,144,690 shares of our Class A common stock, $0.0001 par value per share (“Class A common stock”), by YA II PN, LTD., a Cayman Islands exempt limited partnership (the “Selling Stockholder”). The shares of Class A common stock being offered by the Selling Stockholder have been and may be issued pursuant to the Equity Purchase Agreement dated July 23, 2021 that we entered into with the Selling Stockholder (the “Purchase Agreement”). We are not selling any securities under the Prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of our Class A common stock by the Selling Stockholder. However, we may receive up to $400.0 million in aggregate gross proceeds from sales of our Class A common stock to the Selling Stockholder that we may make under the Purchase Agreement from time to time. See the sections of the Prospectus titled “The YA Transaction” for a description of the transaction contemplated by the Purchase Agreement and “Selling Stockholder” for additional information regarding the Selling Stockholder.

The Selling Stockholder may sell the shares of Class A common stock included in the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Stockholder may sell the shares in the section of the Prospectus entitled “Plan of Distribution.” The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “RIDE.” On May 20, 2022, the closing price of our Class A common stock was $2.13 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 23, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 19, 2022

LORDSTOWN MOTORS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38821	83-2533239
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2300 Hallock Young Road

Lordstown, Ohio 44481

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (234) 285-4001

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RIDE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

See Item 8.01 below.

Item 8.01.	Other Events.

At the annual meeting of stockholders of Lordstown Motors Corp. (the “Company”) held on May 19, 2022 (the “Annual Meeting”), the Company’s stockholders were asked to approve an amendment to its Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to increase the total number of authorized shares of the Company’s Class A common stock from 300,000,000 shares to 450,000,000 shares (the “Charter Amendment”), as further described in the Company’s definitive proxy statement for the Annual Meeting filed with the Securities and Exchange Commission (“SEC”) on April 8, 2022, as supplemented on May 9, 2022.

The Company’s Current Report on Form 8-K filed with the SEC on May 19, 2022 (the “Current Report”) reported that the Charter Amendment was approved at the Annual Meeting and that the Certificate of Incorporation was thereby amended, as the Charter Amendment had been filed with the Secretary of State of the State of Delaware. To date, none of the shares authorized by the Charter Amendment have been issued.

Subsequent to the Current Report, on May 20, 2022, the Company’s Board of Directors received the letter from the law firm of Purcell & Lefkowitz LLP on behalf of three purported stockholders that is filed herewith as Exhibit 99.1. The contents of Exhibit 99.1 are incorporated by reference herein. The Board is evaluating the matters asserted in the letter. Pending this evaluation, the report of the votes regarding the approval of the Charter Amendment contained in the Current Report can no longer be considered final.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Letter to the Board of Directors of Lordstown Motors Corp. dated May 20, 2022
104	Cover Page Interactive Data File (formatted as inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LORDSTOWN MOTORS CORP.

	By:	/s/ Adam Kroll
	Name:	Adam Kroll
	Title:	Chief Financial Officer
Date: May 23, 2022

Exhibit 99.1

May 20, 2022

VIA UPS & EMAIL

Board of Directors
Lordstown Motors Corp.
2300 Hallock Young Road
Lordstown, Ohio 44481
legal@lordstownmotors.com

Re: Stockholder Litigation Demand

To Lordstown Motors Corp.:

This firm represents James Medved, Adam Owen, and Michael Vacha, stockholders of Lordstown Motors Corp. (“Lordstown” or the “Company”) entitled to vote at the Company’s 2022 annual meeting of stockholders held May 19, 2022 (the “Annual Meeting”). We make this litigation demand on behalf of the Company and its stockholders in order to address certain misconduct by the Company’s board of directors (the “Board”). As described in detail below, the Board misled stockholders into approving an amendment to the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), increasing the Company’s authorized common stock from 300,000,000 shares to 450,000,000 shares (the “Amendment”). In the Company’s Schedule 14A Definitive Proxy Statement filed with the United States Securities and Exchange Commission on April 8, 2022 (the “Proxy”) pursuant to which the Board sought stockholder approval of the Amendment – the approval of which required the affirmative vote of a majority of the Company’s outstanding stock – the Board represented to stockholders that if they did not instruct their broker on how to vote their shares, the broker would not have the authority to cast an affirmative vote in favor of the Amendment, and accordingly, that stockholders could vote against the Amendment simply by not providing any voting instructions to their broker. Relying on the Board’s representation, stockholders owning an aggregate of 59,976,523 shares effectively “voted” against the Amendment by not instructing their brokers how to vote. Then, contrary to the representations in the Proxy, the Board allowed the 59,976,523 shares to be cast by brokers in favor of the Amendment, and as a result, a vote that actually failed was deemed approved.

In connection with the Annual Meeting, on April 8, 2022, the Company filed the Proxy with the SEC (which it supplemented on May 9, 2021). In Proposal No. 1, the Board sought election of three Class II directors for a term of three years. In Proposal No. 2, the Board sought ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. In Proposal No. 3, the Board sought stockholder approval of a proposal to amend the Company’s 2020 Equity Incentive Plan to increase the number of shares of the Company’s Class A common stock reserved under the plan by 7,000,000. In Proposal No. 4, the Board sought stockholder approval of an amendment to the Certificate of Incorporation increasing the number of authorized shares of Class A common stock by 150,000,000 shares (from 300,000,000 shares to 450,000,000 shares) (i.e., the Amendment). In Proposal No. 5, the Board sought, on an advisory vote, stockholder approval of the Company’s executive compensation program (the “Say-on-Pay Vote”). In Proposal No. 6, the Board sought, in an advisory vote, stockholder approval on how frequently Say-on-Pay Votes would be held.

Pursuant to Section 242 of the Delaware General Corporation Law, approval of the Amendment required the affirmative vote of a majority of the Company’s voting power. This requirement was acknowledged in the Proxy, which stated as follows regarding the “Vote Required” for Proposal No. 4: “Votes representing a majority of the shares outstanding and entitled to vote at the 2022 Annual Meeting.” According to the Company’s Form 8-K filed with the SEC on May 19, 2022 (the “8-K”), there were 196,746,353 shares of the Company’s common stock entitled to vote at the Annual Meeting. Thus, in order to garner approval, Proposal No. 4 needed the affirmative vote of at least 98,373,177 shares.

With respect to the proposals, a stockholder could vote “For” that proposal, “Against” that proposal, or “Withhold” or “Abstain” from voting (or, in connection with the Say-on-Pay frequency vote, select every 1, 2, or 3 years). For all shares held in an account at a broker, bank, or similar financial organization, the owner of the shares is considered the beneficial owner, with the shares being held by the financial institution in “street name.” The organization holding the account is considered the stockholder of record for voting purposes. A beneficial owner is entitled to instruct that organization on how to vote the shares held in the beneficial owner’s account.

The Proxy informed stockholder what would happen if a stockholder did not provide their broker with specific voting instructions. As represented in the Proxy, in such a case, the broker would only have authority to vote on Proposal No. 2, and the shares would not be voted on any of the other proposals (including Proposal No. 4) but instead would be treated as broker non-votes with respect to those proposals.1 As specifically stated in the Proxy:

1 In reality, this representation was false. Under New York Stock Exchange Rule 452, brokers do have authority to vote uninstructed shares in favor of amendments to a charter increasing the authorized shares of common stock.

If you are the stockholder of record and you do not vote by proxy card, by telephone, via the Internet or during the 2022 Annual Meeting, your shares will not be voted at the 2022 Annual Meeting. If you submit a proxy, but you do not provide voting instructions, your shares will be voted in accordance with the recommendation of the Board. If you are a beneficial owner and you do not provide the organization that is the stockholder of record for your shares with voting instructions, the organization will determine if it has the discretionary authority to vote on the particular matter. Under applicable regulations, brokers and other intermediaries have the discretion to vote on routine matters such as Proposal Two but do not have discretion to vote on non-routine matters such as the election of directors (Proposals One, Three and Four). Therefore, if you do not provide voting instructions to that organization, it may vote your shares only on Proposal Two and any other routine matters properly presented for a vote at the 2022 Annual Meeting.

***

An organization that holds shares of Common Stock for a beneficial owner will have the discretion to vote on routine proposals if it has not received voting instructions from the beneficial owner. A broker “non-vote” occurs when a broker, bank or other intermediary that is otherwise counted as present or represented by proxy does not receive voting instructions from the beneficial owner and does not have the discretion to vote the shares. A broker “non-vote” will be counted for purposes of calculating whether a quorum is present at the 2022 Annual Meeting, but will not have any effect on the outcomes of the Proposals, except with respect to Proposal Four for which a broker non-vote has the same effect as a vote “AGAINST” Proposal Four.

(emphasis added).

Because Proposal No. 4 needed the affirmative vote of a majority of the Company’s outstanding shares to be considered approved, not voting – a “broker non-vote” – effectively constituted a vote “against” Proposal No. 4. This effect was specifically explained in the Proxy, which stated:

Proposal Four — You may vote “FOR,” “AGAINST” or “ABSTAIN” on Proposal Four. Abstentions and broker non-votes with respect to Proposal Four will have the same effect as a vote against Proposal Four. Proposal Four will be approved if the number of shares voted “FOR” Proposal Four represent at least a majority of the total number of shares outstanding and entitled to vote at the 2022 Annual Meeting (emphasis added).

In other words, stockholders who wished to vote against Proposal No. 4 were effectively told that they could do so simply by not submitting voting instructions to their broker.

On May 19, 2022, the Company filed the 8-K with the SEC, which disclosed the results of the Annual Meeting as follows:

At the 2022 Annual Meeting, the Stockholders elected the directors and approved the proposals listed below. The proposals are described in detail in the Company’s Proxy Statement. The final results for the votes regarding each proposal are set forth in the following tables. As of the record date for the 2022 Annual Meeting, there were 196,746,353 shares of Class A common stock outstanding and entitled to vote on each matter presented for vote at the 2022 Annual Meeting. At the Annual Meeting, 130,526,473 shares of Class A common stock, or 66.34% of the outstanding shares of Class A common stock, were represented in person or by proxy.

1.	The Stockholders elected each of the following Class II director nominees to duly

Name	Votes For	Votes Against	Broker Non-Votes
Angela Strand	32,862,997	40,574,519	57,088,957
Joseph B. Anderson, Jr.	70,465,201	2,972,306	57,088,966
Laura J. Soave	70,426,837	3,010,670	57,088,966

2.	The Stockholders ratified the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, as set forth below.

Votes For	Votes Against	Abstentions	Broker Non-Votes
127,989,760	1,732,453	804,260	0

3.	The Stockholders approved the amendment of the 2020 Plan to increase the number of shares of Class A common stock reserved under the plan by 7,000,000, as set forth below.

Votes For	Votes Against	Abstentions	Broker Non-Votes
66,300,005	6,723,811	413,685	57,088,972

4.	The Stockholders approved the amendment of the Company’s Certificate of Incorporation to increase the number of authorized shares of Class A common stock by 150,000,000 (from 300,000,000 to 450,000,000), as set forth below.

Votes For	Votes Against	Abstentions	Broker Non-Votes
115,029,112	9,542,030	750,850	5,204,481

5.	The Stockholders approved, on a non-binding advisory basis, the compensation of our named executive officers, as set forth below.

Votes For	Votes Against	Abstentions	Broker Non-Votes
53,942,198	3,780,390	7,622,882	65,181,003

6.	The Stockholders selected, on a non-binding advisory basis, the frequency of future advisory votes on the compensation of our named executive officers, as set forth below.

1 Year	2 Years	3 Years	Abstentions	Broker Non-Votes
56,643,239	366,308	614,160	7,721,762	65,181,004

Consistent with the foregoing, the Board has determined that the Company will hold advisory votes to approve executive compensation of the Company’s named executive officers on an annual basis until the next required vote on the frequency of future advisory votes on the compensation of our named executive officers.

As the above results show, Proposal No. 4, the Amendment, received 115,029,112 votes in favor. Based on these results, the Board deemed the Amendment approved, having purportedly passed the 98,373,177 affirmative votes needed for approval. However, contrary to the representations in the Proxy, it appears that the Company treated Proposal No. 4 as having passed only by permitting brokers to vote for beneficial owners who did not submit any voting instructions. As shown above, stockholders holding approximately 65,345,470 shares voted “For,” “Against,” or “Abstained” from voting in Proposal No. 5, and stockholders holding approximately 65,345,469 shares voted “1 Years,” “2 Years,” “3 Years,” or “Abstained” from voting in Proposal No. 6. For both Proposals No. 5 and 6, an additional 65,181,003 and 65,181,004 comprised beneficial owners who failed to provide their brokers with voting instructions on how to vote their shares, respectively. This is evidenced by the 65,181,003 and 65,181,004 broker non-votes listed in each of Proposals No. 5 and 6. In accordance with the representations in the Proxy, these 65,181,004 shares voted on Proposal No. 2, the ratification of the appointment of KPMG LLP, as evidenced by the “O” “Broker Non-Votes” listed in Proposal No. 2 and the fact that there were 130,526,473 votes cast “For,” “Against,” or in “Abstention” for Proposal No. 2 (exactly 65,181,003 and 65,181,004 more votes than were cast on Proposals No. 5 and 6, respectively).

However, contrary to the representations in the Proxy, approximately 59,976,523 of these total 65,181,004 shares that failed to submit voting instructions were voted in favor of Proposal No. 4. This is evidenced by the 5,204,481“Broker Non-Votes” listed in Proposal No. 4 and the fact that there were 125,321,992 votes cast “For,” “Against,” or in “Abstention” for Proposal No. 4, exactly 59,976,523 more than the votes cast or abstained in Proposal No. 6.2 In other words, stockholders who thought they were voting against Proposal No. 4 by not submitting voting instructions to their broker – because they were told as much by the Board – instead had their failure to vote treated as an affirmative vote for Proposal No. 4.

Had brokers not been permitted to vote uninstructed shares in favor of Proposal No. 4, consistent with the representations in the Proxy, the voting results for Proposal No. 4 would have been as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
55,052,589	9,542,030	750,850	65,181,004

With only 55,052,589 affirmative votes, Proposal No. 4 would not have received the affirmative vote of a majority of the Company’s outstanding stock – i.e., 98,373,177 affirmative votes. Thus, had the votes actually been counted in a manner consistent with the representations in the Proxy, Proposal No. 4 would have failed. Despite the fact that Proposal No. 4 was not counted in a manner consistent with the Proxy and the Amendment actually had failed, the Board filed a “Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Lordstown Motors Corp.” with the Delaware Secretary of State on May 19, 2022, improperly increasing the number of authorized shares of Lordstown Class A common stock from 300,000,000 shares to 450,000,000 shares.

2 The difference between the 65,181,004 broker non-votes in Proposal No. 6 and the 5,204,481 broker non-votes in Proposal No. 4 is 59,976,523.

Accordingly, on behalf of the Company and its stockholders, our clients hereby demand that the Board take immediate action to:

1.	Deem the amendment to the Certificate of Incorporation increasing the authorized shares of the Company’s common stock from 300,000,000 shares to 450,000,000 shares ineffective, and make appropriate disclosure of that fact, or seek a valid stockholder approval of such amendment to the Certificate of Incorporation; and

2.	Adopt and implement adequate internal controls and systems at the Company designed to prohibit and prevent a recurrence of wrongdoing described herein.

If you fail to respond or contact us on or before June 3, 2022, we will presume that you have decided not to pursue any investigation, litigation, or remedial steps, and we will therefore take whatever actions we deem in the best interest of the Company and its stockholders, including but not limited to the commencement of litigation. If you have any questions, please do not hesitate to contact me. I look forward to hearing from you and appreciate your prompt attention to this matter.

Very truly yours,

/s/ Steven J. Purcell
Steven J. Purcell